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                                                FILED PURSUANT TO RULE 424(B)(5)
                                                     REGISTRATION NO. 333-112885

SUPPLEMENT
TO PROSPECTUS DATED MARCH 17, 2004

                                 100,000 SHARES


                                  [ACACIA LOGO]

                                100,000 SHARES OF
                    ACACIA RESEARCH-COMBIMATRIX COMMON STOCK

Acacia Research Corporation is offering 100,000 shares of its Acacia Research-CombiMatrix common stock. The Acacia Research-CombiMatrix common stock is intended to reflect the performance of Acacia Research Corporation's CombiMatrix group. Holders of Acacia Research-CombiMatrix common stock, however, are common stockholders of Acacia Research Corporation and are subject to all of the risks of an equity investment in Acacia Research Corporation and all of its businesses, assets and liabilities.

Our Acacia Research-CombiMatrix common stock is traded on the Nasdaq National Market under the ticker symbol "CBMX." The last reported sales price of our Acacia Research-CombiMatrix common stock on June 29, 2005, was $2.43 per share.

In connection with this offering, we will pay fees to certain finders. See "Plan of Distribution" beginning on page 2 of this prospectus supplement for more information regarding these arrangements.

   INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING
                    ON PAGE 1 OF THIS PROSPECTUS SUPPLEMENT.


                                    PER SHARE            TOTAL

Offering Price                        $2.25           $225,000

Finder's Fees                         $0.1125         $ 11,250

Proceeds, before expenses to us                       $213,750

We estimate the total expenses of this offering, excluding the finders' fees, will be approximately $1,000. The finders are not required to sell any specific number or dollar amount of the shares of Acacia Research-CombiMatrix common stock offered by this offering, but will use best efforts to sell the shares of Acacia Research-CombiMatrix common stock offered.

We expect that delivery of the shares of Acacia Research-CombiMatrix common stock being offered under this prospectus supplement will be made to investors on or about July 5, 2005. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, finders' fees and net proceeds to us, if any, in this offering are not presently determinable and may be substantially less than the total offering amounts set forth above.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this prospectus supplement is June 30, 2005

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                                TABLE OF CONTENTS


                                                                            Page

ABOUT THIS SUPPLEMENT.........................................................1

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION...................2

USE OF PROCEEDS...............................................................2

LEGAL MATTERS.................................................................2

PLAN OF DISTRIBUTION..........................................................3


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                              PROSPECTUS SUPPLEMENT
                              ---------------------

                              ABOUT THIS SUPPLEMENT

     Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to "the company," "we," "us," "our," or similar references mean Acacia Research Corporation.

     This prospectus supplement describes the specific terms of this offering and other current matters relating to our business. This prospectus supplement forms a part of the accompanying prospectus dated March 17, 2004, which gives more general information about securities we may offer from time to time, some of which may not apply to the Acacia Research-CombiMatrix common stock offered by this prospectus supplement. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

     We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy common stock, nor does this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and any accompanying prospectus is delivered or common stock is sold on a later date.

     Information that we file with the SEC subsequent to the date on the cover will automatically update and supersede the information contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed in the accompanying prospectus and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we issue all of the common stock offered pursuant to this prospectus supplement and the accompanying prospectus.



                                                                               1
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           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

     This prospectus supplement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing patents, technologies, products, plans and objectives of management, markets for stock of Acacia and other matters. Statements in this prospectus supplement that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by
Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Acacia, wherever they occur, are necessarily estimates reflecting the best judgment of the senior management of our company on the date on which they were made, or if no date is stated, as of the date of this prospectus supplement. These forward-looking statements are subject to risks, uncertainties and assumptions, including those described in the section entitled "Risk Factors," beginning on page 1 that may affect the operations, performance, development and results of our business. Because the factors discussed in this prospectus supplement and the accompanying prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     You should understand that important factors discussed in the "Risk Factors" section, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. All subsequent forward-looking statements attributable to our company or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement may not occur. We are required to update this prospectus supplement, the accompanying prospectus and the registration statement with a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including this prospectus supplement.

                                 USE OF PROCEEDS

     We estimate that the net proceeds we will receive from this offering will be approximately $212,750 million, after deducting the finder fees and estimated offering expenses. We will retain broad discretion over the use of the net proceeds from the sale of our Acacia Research-CombiMatrix common stock offered hereby. We currently anticipate using the net proceeds from the sale of our Acacia Research-CombiMatrix common stock hereby primarily for working capital for our CombiMatrix group, including the CombiMatrix group's subsidiaries.

     The amounts and timing of the CombiMatrix group's expenditures may vary significantly depending on numerous factors, such as the progress of our research and development efforts, technological advances and the competitive environment for our products. We may also use a portion of the net proceeds to acquire or invest in businesses complementary to the CombiMatrix group's business, products and technologies. Although we have no specific arrangements with respect to acquisitions, we evaluate acquisition opportunities and engage in related discussions from time to time.

                                  LEGAL MATTERS

     Certain legal matters in connection with this prospectus will be passed upon for us by Greenberg Traurig, LLP. Greenberg Traurig, LLP and its attorneys hold no shares of our Acacia Research-CombiMatrix common stock or other securities.

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                              PLAN OF DISTRIBUTION

     We are offering the shares of our Acacia Research-CombiMatrix common stock with the assistance of three finders. Subject to the terms and conditions contained in the finder's fee agreement dated June 5, 2005, we have agreed to pay to vFinance Investments, Inc. five percent (5%) of the purchase price paid for the Acacia Research-CombiMatrix common stock offered pursuant to this prospectus by investors introduced to us by vFinance Investments, Inc. The finder is not purchasing or selling any shares by this prospectus supplement or accompanying prospectus, nor is it required to purchase or arrange the purchase or sale of any specific number or dollar amount of shares. No compensation will be payable to the finders for sales of shares of our Acacia Research-CombiMatrix common stock to investors who were not introduced to the company by the finder.

     The shares of Acacia Research-CombiMatrix common stock sold in this offering will be listed on the Nasdaq National Market under the symbol "CBMX."

     We expect that the shares of Acacia Research-CombiMatrix common stock will be delivered only in book-entry form through The Depository Trust Company, New York, New York on or about July 5, 2005.

     It is possible that not all of the shares of our Acacia
Research-CombiMatrix common stock offered pursuant to this prospectus supplement will be sold at the closing, in which case our net proceeds would be reduced.

     The estimated offering expenses payable by us, in addition to the finder's fee, are approximately $1,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the shares of Acacia Research-CombiMatrix common stock. After deducting certain fees due to the finder and our estimated offering expenses, we expect the net proceeds from this offering to be up to approximately $212,750

     The following table shows the per unit and total placement fees payable to each finder in connection with the sale of shares offered pursuant to this prospectus supplement and the accompanying prospectus.

                                           Per Share               Total
                                           ---------               -----
vFinance Investments, Inc.                  $0.1125            $11,250


The transfer agent for our common stock is U.S. Stock Transfer Corporation.


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